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                                                                 EXHIBIT 99.2


                                 AMENDMENT NO. 1
                                     TO THE
                        CBL & ASSOCIATES PROPERTIES, INC.
                            1993 STOCK INCENTIVE PLAN


                  Pursuant to resolutions of the Board of Directors of CBL & Associates Properties, Inc. (the "Company") adopted at meetings held on November __, 1995 and February 8, 1996, the CBL & Associates Properties, Inc. 1993 Stock Incentive Plan (the "Plan") is hereby amended as follows:


                  1. The first sentence of Section 3 of the Plan is amended to read as follows: "Subject to adjustment as provided herein, the total number of shares of Common Stock available for distribution pursuant to Awards under the Plan shall be 2,800,000, and the maximum number of shares of Common Stock with respect to which Options may be granted to any Plan participant during any calendar year shall not exceed 100,000."

                  2. The third sentence under Section 3 of the Plan is amended by inserting, after the phrase "aggregate number and kind of shares reserved for issuance under the Plan," the following additional phrase:
                           "the maximum number of shares with respect to which Options may be granted to any Plan participant during any calendar year,".

                  The foregoing amendment is subject to the approval of the shareholders of the Company at its next annual meeting of shareholders, and shall not be effective unless and until such approval is obtained.


Dated:  February 8, 1996            CBL & ASSOCIATES PROPERTIES, INC.




                                       By: /s/ John N. Foy
                                      Name: John N. Foy
                                     Title: Executive Vice President